PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31022

June 23, 2009

Amy Geddes

Securities and Exchange Commission

Washington, D. C. 20549

Re:

Parks! America, Inc.

Form 10-KSB for the year ended December 31, 2007

File No. 000-51254

Dear Mrs. Geddes:

This letter has been prepared pursuant to your request for Parks! America, Inc. to respond to the staff’s comments in the letter dated March 11, 2009. For ease of your review, we have included a reference to your original comment and restated your comment before our response.

Form 10-KSB for the Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis

Results of Operations

1.

Please provide your proposed revised disclosure for the year ended December 31, 2007 as requested in our previous comment 6. Your revised disclosure should not only cite year over year changes, but also provide a discussion of the facts and circumstances contributing to each material change. Your current disclosure indicates only that the changes happened, and not the business reasons surrounding each change. Please revise.

Response:

In response to the Staff’s comment, the Company proposes the following revised disclosure:

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is a supplement to the accompanying consolidated financial statements and provides additional information on Parks! America Inc.’s (“Parks America” or the “Company”) businesses, current developments, financial condition, cash flows and results of operations.

Effective June 11, 2008, the Company changed its name from Great American Family Parks, Inc. to Parks! America, Inc. In addition, effective June 25, 2008, the Company's quotation symbol on the Over-the-Counter Bulletin Board was changed from GFAM to PRKA.

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2007 provided in this annual report on Form 10-K. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

The forward-looking information set forth in this annual report is as of the date of this filing, and we undertake no duty to update this information. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" of this annual report.

Overview

Parks! America, Inc. is in the business of acquiring, developing and operating local and regional theme parks and attractions in the United States. We are in the process of building a family of parks primarily through acquisitions of small local or regional privately owned parks. Our goal is to develop a series of compatible, but distinct entertainment and amusement products including themed amusement parks, associated products, food and beverage. The implementation of this strategy has begun with themed attractions specifically drive through wild animal parks that feature animals from around the world. The park in Pine Mountain GA was acquired on June 21, 2005 and our second park in Strafford MO was acquired March 6, 2008. Our philosophy is to acquire existing properties with these primary criteria in mind:

o

Properties that have an operating history;

o

Properties where our management team believes the potential exists to increase profits and operating efficiencies; and

o

Properties where there is additional, underutilized land upon which to expand operations.

It also is our belief that acquisitions should not unnecessarily encumber the Company with debt that cannot be justified by current operations. By using a combination of equity, debt and other non-traditional financing options, we intend to carefully monitor shareholder value in conjunction with our pursuit of growth.

Parks! America, Inc. is the parent corporation of the following wholly owned subsidiaries:

(1) Wild Animal Safari, Inc., a Georgia corporation that operates and owns the Wild Animal Safari theme park in Pine Mountain, Georgia (which is 70 miles south of Atlanta, GA and 40 miles north of Columbus, GA).

(2) Wild Animal, Inc., a Missouri corporation that purchased a Wild Animal theme park in Strafford, Missouri (which is 12 miles east of Springfield, MO and 45 miles north of Branson, MO.) in March 2008. No results applicable for 2007 and prior.

(3) Park Staffing Services, LLC, a California corporation that operates a staffing business in Bakersfield, CA. On September 30, 2007, the Company acquired certain assets from Computer Contact Services, Inc. (CCS) which owned and operated a business under the name tempSERV for $1,285,183 (see note 7 for more details). We named the new company Park Staffing Services, LLC (Park Staffing).

During October 2006, the Company sold the operations of Crossroads Convenience Center LLC (CCC) and in December 2006, the Company sold the land and buildings to the same buyer of the operations.

Results of Operations Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The Company’s results for 2007 include the operations of its Georgia theme park for twelve months and the start up of Park Staffing Services, LLC for three months since the asset acquisition completed on September 30, 2007. Results of operations for 2006 include twelve months of the Georgia theme park and ten (10) months of the Crossroads Convenience Center (CCC) which was sold in October 2006.

Net Sales - Total net sales decreased by $4.4 million, or 47%, as result of selling CCC in late 2006 (CCC generated $7.1 million in 2006) partially offset by the acquisition of Park Staffing in October 2007 (revenue of $2.3 million generated in 2007). Revenue at the Georgia theme park increased $365,000 to $2.6 million, or 16%, as a result of greater attendance. Greater attendance reflects our continued marketing efforts of the Georgia theme park in the region.

The following table breaks down our results from operations by subsidiary for 2007 versus 2006:

	Georgia Park		Park Staff vs CCC		Total
(In thousands)	2007	2006	2007	2006	2007	2006
Net Sales	2,596	2,231	2,311	7,098	4,907	9,329
Cost of Sales	(351)	(188)	(1,877)	(6,911)	(2,228)	(7,099)
Gross Profit	2,245	2,043	434	187	2,679	2,230
Gross Profit %	86%	92%	19%	8%	55%	24%
Operating Expenses	(1,331)	(1,343)	(290)	(933)	(1,621)	(2,276)
Operating Profit / EBITDA	914	700	144	(746)	1,058	(46)
EBITDA %	35%	31%	6%	-11%	16%	0%
Depreciation & Interest	(341)	(340)	(15)	(169)	(356)	(509)
Contribution Margin	573	360	129	(915)	702	(555)

The operations of the Georgia park improved as a result of greater attendance which produced more revenue while spending remained relatively consistent with that of 2007. Park Staffing got off to a solid start since being acquired on September 30, 2007 and made a positive contribution margin of $129,000 in three months. The convenience store had a negative contribution margin of $915,000 prior to being sold in October 2006.

Corporate Expenses

Administrative expenses decreased by more than $400,000 at Corporate in 2007 as compared with 2006 as a result of lower legal fees ($229,000) related to the sale of CCC, lower advertising expenses at Corporate ($94,000) and lower salaries ($57,000) as a result of transferring one operating staff to the Georgia park payroll.

Interest Expense

Interest expense decreased $76,000 to $191,000 in 2007 as a result of selling CCC in late 2006 and not buying Park Staffing Services until September 30, 2007.

Net Income and Earnings Per Share

The Company reported a profit of $300,597, or $0.01 per share in 2007 as compared to $422,599, or $0.01 per share in 2006. The 2006 profit included the gain of $1.9 million from the sale of CCC.

Liquidity and Capital Resources

Management believes that cash generated by or available to Parks! America is sufficient to sustain foreseeable operations during the next year. Our December 31, 2007 working capital is positive $280,000 as compared with $1.1 million at December 31, 2006. The decrease is primarily related to the purchase of Park Staffing in September 2007 when the Company paid $523,000 for the assets of tempSERV. In addition, the Company spent nearly $300,000 on improvements and expansion to the Georgia theme park in 2007.

Total debt (including the line of credit) at December 31, 2007 was $3.0 million as compared with $2.3 million at year-end last year.

Our principal source of income is from cash sales at the Georgia theme park and billings from Park Staffing for temp services. We believe that cash flow from operations will be sufficient to service current operations. Unrestricted cash was $554,000 at year end. We will seek out further investment opportunities to build more synergy in our theme park segment. Any future capital raised by our company is likely to result in substantial dilution to existing stockholders.

2.

As a related matter, the disclosure provided for the three and nine month periods ended September 30, 2008 as compared to the same periods in 2007 is inadequate. You discuss changes in income statement line items, and attribute such changes to "increased business" or a similarly general explanation. The discussion of results of operations should fully and completely inform the investor of the facts and circumstances surrounding changes in results, not merely point out the amount and percent of such change. Please completely revise this section to address the above concerns. In your next response, please provide us with a draft of the three and nine month comparative disclosure so we can confirm your understanding of how these sections should be structured.

Response:

The Company will submit its proposed disclosure for the three and nine moth periods ended September 30, 2008 as soon as it is completed as a supplemental response.

Financial Statements

Note 3. Long Term Debt

3.

We note that you have revised your disclosure to indicate that the $200,000 credit line "is available" in response to our previous comment 12. Please further revise this disclosure to indicate, if true, that the entire balance is available.

Response:

In response to the Staff’s comment, the Company intends to revise its disclosure in Note 3 to indicate that $170,000 was available under the credit line as of December 31, 2007.

4.

You have not adequately responded to our previous comment 16. As such, we reissue the comment. Please tell us and revise your disclosure to indicate whether any of the counterparties to the no-interest loans are significant shareholders. In addition, please explain to us why APB 21 applies and why SAB Topic 5B does not apply.

Response:

The two receivables reflected were due from an unrelated company for a commission receivable for services provided by the Chairman and Chief Executive Officer and advances to LEA Management. LEA Management is owned by Larry Eastland. Also, the loan payable to EDLA LLC (also controlled by Larry Eastland) exceeded the receivable from LEA Management. The restatements to the balance sheet and the profit and loss in connection with the claimed unrecorded corporate expenses did eliminate the receivable balances from LEA Management and increase the liability to Mr. Eastland and or companies or entities under his control.

As previously stated, Mr. Eastland and related entities had advanced and or loaned funds to the corporation in excess of the isolated receivable from LEA Management, a sole proprietorship. As of December 31, 2008 the receivable was applied to the payable to Mr. Eastland and related entities and a residual balance was owed to Mr. Eastland. Consistently, Mr. Eastland had advanced and or loans funds to the corporation in excess of the isolated receivables, and in this instant case, it was an open account and was not interest bearing. All funds either owed or advanced from Mr. Eastland were reviewed for disclosure and or compliance.

In light of the Staff’s comment, the Company is still considering the applicability of APB 21 and SAB Topic 5B and will submit a supplemental response indicating its conclusions.

5.

Further, please tell us how the loans to LEA Management, an entity owned by Larry Eastland, are compliant with Section 402 of the Sarbanes Oxley Act of 2002. Specifically, Section 402 prohibits a public company and its subsidiaries from extending credit, or arranging for another entity to extend credit, in the form of a personal loan to any director or executive officer of the public company. Your response should include a discussion of the business operations of LEA Management, why the loans were extended, and detail the internal approval process leading the extension of these loans.

Response:

LEA Management is a sole proprietorship controlled by the Company’s former Chairman and Chief Executive Officer, Larry Eastland which was engaged in business management and consulting services. Attached hereto as Exhibit A, is an analysis of receivables and payables relating to Mr. Eastland and related entities. Per the attached, at all times from December 31, 2006 through March 31, 2009, there was a net amount owed to Mr. Eastland and his related entities. Thus, there were no personal loans to any directors or executive officers of the Company.

6.

Finally, we note from your Form 10-Q for the quarterly period ended September 30, 2008 that that outstanding balance of receivables with related parties has continued to increase. Please provide us with the identities of the counterparties and corresponding receivable amounts of all related party loans at December 31, 2007 and as of the latest balance sheet date, September 30, 2008. Please also provide a brief explanation of the facts and circumstances surrounding your extension of credit to these individuals or entities. Your presentation should make clear how each entity or individual is related to you, and whether the entity is controlled by any of your officers or directors.

Response:

Attached hereto as Exhibit A, is a summary of all amounts outstanding to related parties from December 31, 2006 through March 31, 2009. The financial statements of the Company for the year ended December 31, 2007 and quarterly periods ending March 31, 2008, June 30, 2008 and September 30, 2008 will be restated to reflect amounts owed to related entities.

7.

You have not appropriately responded to our previous comment 17. As such, we reissue the comment. Please tell us and revise your disclosure to indicate the gain or loss on each piece of the transaction, and how such amounts were determined. Please also indicate how you determined the period(s) in which to recognize such gain or loss.

Response:

In response to the Staff’s comment, the Company intends to revise its disclosure to indicate the following. The sale of assets and operations were determined by contract and by appraisal. The operations, inventory and minor assets were sold per contract and closed per the negotiated asset purchase agreement contract on October 31, 2006. An option was provided on the building and remaining assets. Rent was paid until closing. On November 20, 2006, the buyer exercised the option. On December 29, 2006 the title company closed the settlement date, disbursed funds and provided all prorations. The two sales and gain or loss were recognized in accordance with the appraisal, the separate documents and all assets and related activity regarding the transactions. The Company’s restated financial statements for the year ended December 31, 2007 contained in its 10-K for the year ended December 31, 2008 as filed with the SEC on May 15, 2009, reflect the proper amounts for the discontinued segment.

8.

You have not appropriately responded to our previous comment 18. The amounts contained in the tabular presentation in your response do not correspond to your statement of cash flows. As such, we reissue the comment. Please provide us with tabular calculations showing how you determined the amounts to be presented related to each transaction in the income statement and statement of cash flows. If your cash flow presentation of this transaction has changed from your original 10-KSB filed, and will be presented differently in your amended Form 10-K, please provide us with your revised statement of cash flows to expedite our review of your response.

Response:

The Company is still analyzing the impact on its statement of cash flows and will provide the Staff with its analysis in a supplemental response.

Note 7— Purchase of tempSERV Assets, Now Renamed Park Staffing Services. LLC, Page F-13

9.

Confirm to us that you will revise the disclosure in the amended Form 10-K to be filed in response to our previous comment 20, and that the sale of the Park Staffing assets will be disclosed as a subsequent event.

Response:

In response to the Staff’s comment, the Company hereby confirms that it will revise its disclosure in its amended 10-K to be filed in response to our previous comment 20. In addition, the Company confirms that the sale of Parks Staffing will be disclosed as a subsequent event in its amended 10-K.

10.

As a related matter, please explain to us in detail in your response the facts and circumstance surrounding the decision to sell the Park Staffing assets back to the entity from whom they were acquired. Include in your response when the decision was made, how the sale price was determined, as well as economic factors affecting your decision. Please also include your calculation of the gain/(loss) on sale. Your response should include tabular presentation of both the consideration originally paid as well as that received on sale. We may have further comment on your response.

Response:

At the end of 2008, a severe downturn in the economy caused Park Staffing to experience a very rapid decline in volume of approximately 50% of volume. Rather than provide positive cash flow, the entity would require a cash need or infusion estimated at $250,000 to survive the winter months and the economic downturn. The downturn was beyond seasonal and affected the temporary labor force especially in the petroleum industry. Financing could not be obtained. The state of California changed the rules for temporary employment agencies, and the cost of workman’s compensation insurance would raise substantially, if a source for provided the insurance could be found. The corporation approached the seller because they were familiar with the operation and the factored receivables. Alternative buyers were not available. The reconveyance was negotiated to provide the minimum amount of loss to the corporation. The board of directors voted to reconvey to the seller and the transaction was completed. The Company reported in the 2008 Form 10-K filing on May 15, 2009 the following:

“On December 30, 2008, the Company entered into an agreement with Stanley Harper, Troy Davis and CCS, pursuant to which the Company agreed to re-convey certain assets and the business of Park Staffing Services effective January 1, 2009. The cash consideration to be received for the assets of the Subsidiary totaled $50,000. In addition, CCS agreed to forgive the remaining principal balance on the promissory note issued by the Subsidiary to CCS of $393,015. Mr. Harper also agreed to return 25,000 shares of common stock of the Company and warrants to acquire an additional 5,000,000 shares of common stock of the Company to the Company for cancellation. Goodwill and other intangibles associated with the original acquisition of Park Staffing Services LLC were recorded in the amount of $1,062,500. The Company reported a loss on the sale of discontinued operations of $616,080 as of December 31, 2008 to reflect the consideration paid on January 1, 2009 under the terms of the re-conveyance agreement. As stated previously this segment is presented as a discontinued operation of the Company for financial reporting purposes.”

11.

Refer to our previous comment 21. Please revise to exclude any reference to the use of an independent appraiser, including specifically stating that you used an independent appraiser. You may either name such appraiser and file a consent, or you may completely eliminate the reference.

Response:

In response to the Staff’s comment, the Company eliminated any reference to the use of an independent appraiser in its 2008 Form 10-K filing.

12.

Refer to our previous comment 23. Given that your responses to our questions regarding contract terms and your associated revenue recognition policies indicate that you have no long term contracts, and each customer is essentially week-to-week, please justify the selection of five years as an amortization period for these "continuing contracts" or customer lists.

Response:

In response to the Staff’s comment, the following represents the Company’s rationale for selecting a 5 year amortization period. When tempServe assets were purchased, management and the previous owners reviewed the contracts that were month to month standing contracts but consistently utilized. In the due diligence performed before purchase, the company noted that the business activity was relatively stable and had consistency and growth. The substance of the employment in relatively stable industries and had a sustained history of repeating itself. Although there was no specific identity, management estimated that the business activity would have an estimated life of 5 or greater years. To be conservative, a five year life was assigned to the contracts and the amount was assigned to the contracts.

Item 8A. Disclosure Controls and Procedures, page 16

13.

Refer to our previous comments 26 and 27. Please provide to us in your next response the draft revision of this section, incorporating both the Disclosure Controls and Procedures evaluation as well as the evaluation of Internal Control over Financial Reporting.

Response:

The following represents the Company’s draft revision of this section, incorporating both the Disclosure Controls and Procedures evaluation as well as the evaluation of Internal Control over Financial Reporting:

(a) Disclosure Controls and Procedures

Our principal executive and principal financial officers have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report. They have concluded that, based on such evaluation, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting as of December 31, 2007, as further described below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Overview

Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Parks! America.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled “Internal Control -- Integrated Framework” published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of Park! America’s internal control over financial reporting. As a result of the material weaknesses described below, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007.

Management’s Assessment

Management has determined that, as of the December 31, 2007 measurement date, there were material weaknesses in both the design and effectiveness of our internal control over financial reporting. Management has assessed these deficiencies and has determined that there were four general categories of material weaknesses in Park! America’s internal control over financial reporting. As a result of our assessment that material weaknesses in our internal control over financial reporting existed as of December 31, 2007, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In management’s opinion, our assessment as of December 31, 2007 regarding the existence of material weaknesses in our internal control over financial reporting relates to (1) the absence of adequate staffing, proper role descriptions, inadequate training and poor communication between offices, 2) the lack of controls or ineffectively designed controls, (3) the failure in design and operating effectiveness of information technology controls over financial reporting, and (4) failures in operating control effectiveness identified during the testing of the internal control over financial reporting. Management and our audit committee have assigned a high priority to the short-term and long-term improvement of our internal control over financial reporting.

The material weaknesses we have identified include:

Deficiencies pertaining to a lack of communication between our Corporate headquarters and the finance department. The Company’s headquarters were based in Santa Monica CA while the primary finance function was based in Boise ID and performed on a part-time basis. The Company had no formal policies in place regarding disbursement of funds from the Company’s headquarters. Significant funds were spent and not reported as a result of poor communication between HQ and the finance function.

Deficiencies pertaining to the lack of controls or ineffectively designed controls. Our control design analysis and process walk-through disclosed a number of instances where review approvals were undocumented, where established policies and procedures were not defined, and controls were not in place. Need to have formal budgets and process for variance spending

Deficiencies related to information technology control design and operating effectiveness weaknesses. This material weakness resulted from the absence of key formalized information technology policies and procedures and could result in (1) over reliance on spreadsheet applications without quality control assurances and (2) lack of standardized process and formal policies for preparing consolidated financial reports. These factors could lead to material errors and misstatements to financial statements occurring without timely detection.

Deficiencies related to failures in operating effectiveness of the internal control over financial reporting. Certain internal control procedures were developed during 2008. When testing occurred to confirm the effectiveness of the internal control over financial reporting, controls were not operating effectively. Insufficient time remained to remediate these material weaknesses prior to year-end.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission

(c) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting, as defined in Rules 13a-15(f) of the Exchange Act, during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, we have initiated or intend to initiate a number of remediation measures to address the control deficiencies and material weaknesses identified above. The remediation measures include or are expected to include the following:

Hiring of more qualified and experienced accounting personnel to perform month-end reviews and closing processes as well as to allow additional oversight and supervision.

Reassigning and altering functional responsibilities among new and existing employees to provide appropriate segregation of duties among functional groups within the Company.

Updating of our policies and procedures along with control matrices and implementing testing procedures to ensure ongoing compliance.

Establishing programs to provide ongoing training and professional education and development plans for accounting department personnel.

Contract additional information technology staffing and implementing information technology policies and procedures to ensure adequate system controls are in place and compliance testing occurs on a regular basis.

Restoring our executive management team with qualified and experienced business leaders to provide day-to-day management oversight and strategic direction.

We intend to adopt additional remediation measures related to the identified control deficiencies as necessary as well as to continue to evaluate our internal controls on an ongoing basis in order to upgrade and enhance when appropriate. Our audit committee has taken an active role in reviewing and discussing the internal control deficiencies with our auditors and financial management. Our management and the audit committee will actively monitor the implementation and effectiveness of the remediation efforts undertaken by our financial management.

The Board of Directors and our audit committee have assigned a high priority to the short-term and long-term improvement of our internal control over financial reporting. The Corporate office in Santa Monica, CA was closed and all accounting and corporate records will be maintained in Pine Mountain, GA. This will reduce overhead cost and improve our internal controls over disbursing funds and financial reporting, The Board of Directors reinstated Dale Van Voorhis as Chief Operating Officer and elected him as the Chairman of the board. In addition, Tristan Pico, prior member of the board, was hired as the new Chief Executive Officer and Jon Laria, CPA was recruited as the new interim Chief Financial Officer. Furthermore, the board engaged the services of a new accounting firm.

The Board of Directors accepted the resignation of Larry Eastland, Chairman and Chief Executive Officer, and Richard Jackson, Chief Financial Officer, on March 28, 2009.

In addition, pursuant to your previous comment # 3 in your letter dated October 28, 2008, attached hereto as Exhibit B are the audited financial statements of Park Stafing Services.

In connection with responding to the above comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

********

Respectfully submitted,

/s/ Tristan R. Pico

Tristan R. Pico

Chief Executive Officer

Exhibit A

Parks America Inc

Analysis of receivables payables regarding Larry Eastland and related entities:

	December 31,	December 31,	December 31,	March 31,
	2006	2007	2008	2009
Funds advanced by Eastland and or affiliates
Balance forward, December 31, 2006	$161,354.33	-	-	-
Funds or services advanced by Eastland and or affiliates	-	$236,195.71	-	-
Loan from EDLA, a related party	-	$200,000.00	-	-
Payments to Eastland	-	$(336,728.22)	-	-
Balance forward, December 31, 2007	-	$260,821.82	-	-
	-	-	-	-
	-	-	-	-
Funds or services advanced by Eastland and or affiliates	-	-	$231,141.37	-
Receivable due from LEA to Park Staffing	-	-	$(62,519.55)	-
Offset against loan	-	-	$62,519.55	-
Payments on EDLA loan	-	-	$(164,977.08)	-
Offset at end of year	-	-	$(35,022.92)	-
Payments to Eastland	-	-	$(90,102.50)	-
Balance at December 31, 2008	-	-	$201,860.69	-
Amount forgiven at March 31, 2009	-	-	-	$(201,860.69)
Balance at March 31, 2009	-	-	-	$-

Noted as a related party liability

Per restated:
Note Payable - related party	$60,922.00
Note Payable - EDLA	$200,000.00
$260,922.00

A-1

Exhibit B

COMPUTER CONTACT SERVICES, INC.

TEMPSERV SEGMENT ACCOUNTING

FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007

COMPUTER CONTACT SERVICES, INC.

Dba TEMPSERV

TABLE OF CONTENTS

________________

MADSEN & ASSOCIATES, CPA's Inc.
Certified Public Accountants and Business Consultants

684 East Vine St, Suite 3
Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

Board of Directors
Computer Contact Services, Inc.
dba Tempserv

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Computer Contact Services, Inc. at September 30, 2007 and December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 2007 and the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit and report was limited to the business activity known as Tempserv, which was sold by the Company on September 30, 2007. (Note 4) Our audit excluded the cash and a contract receivable resulting from the sale of assets from an unrelated business activity during 1998 because the information was not available.

In our opinion, except for the limitation described in the above paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Contact Services, Inc. at September 30, 2007 and December 31, 2006, and the results of operations, and cash flows for the nine months ended September 30, 2007 and the year ended December 31, 2006, in conformity with generally accepted accounting principles.

Salt Lake City, Utah
June 21, 2009

s/ Madsen & Associates, CPA's Inc.

COMPUTER CONTACT SERVICES, INC.
dbaTEMPSERV
BALANCE SHEETS
September 30, 2007 and December 31, 2006

	Sept 30, 2007	Dec 31, 2006
ASSETS		
CURRENT ASSETS		
Cash	$ 753,643	$ 137,844
Accounts receivable – net	974,640	1,299,011
Advances and prepaid expenses	207,034	368,551
Total Current Assets	1,935,317	1,805,406
PROPERTY AND EQUIPMENT, net of depreciation	$ 52,467	$ 65,225
OTHER ASSETS		
Deposits	$ 63,966	$ 56,654
Total Other Assets	63,966	56,654
TOTAL ASSETS	$ 2,051,750	$ 1,927,285
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$160,733	$ 221,649
Total Current Liabilities	160,733	221,649
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock	$ 2,000	$ 2,000
Accumulated adjustments account	1,889,017	1,703,636
Total stockholders' equity	1,891,017	1,705,636
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	$ 2,051,750	$ 1,927,285

The accompanying notes are an integral part of these financial statements.

COMPUTER CONTACT SERVICES, INC.
TEMPSERV SEGMENT ACCOUNTING
STATEMENTS OF INCOME
For the Nine Months Ended Sept 30, 2007 and Year Ended December 31, 2006

	Sept 30, 2007	Dec 31, 2006
NET SALES		
Staffing agency	$ 5,474,806	$ 7,022,333
Total Net Sales	5,474,806	7,022,333
COST OF SALES	4,335,343	5,728,477
Gross profit	1,139,463	1,293,856
OPERATING EXPENSES		
Selling, general and administrative	335,620	647,668
Depreciation and amortization	24,803	33,071
Total operating expenses	360,423	680,739
INCOME FROM OPERATIONS	779,040	613,117
OTHER INCOME & EXPENSES		
Interest income	12,007	22,908
Other expenses	(3,187)	(2,277)
Interest expense	(89,409)	(3,090)
INCOME BEFORE TAXES	698,451	630,658
PROVISION FOR INCOME TAXES	-	-
NET INCOME (LOSS)	$ 698,451	$ 630,658

The accompanying notes are an integral part of these financial statements.

COMPUTER CONTACT SERVICES, INC.
TEMPSERV SEGMENT ACCOUNTING
STATEMENTS OF CASH FLOWS
Nine Months Ended Sept 30, 2007 and Year Ended December 31, 2006

	Sept 30, 2007	Dec 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 698,451	$ 630,658
Adjustments to reconcile net income to		
Net cash provided by operating activities		
Depreciation	24,803	33,071
Changes in		
Accounts receivable	324,371	(349,811)
Prepaid expenses	161,517	171,949
Advance & Deposits	(7,312)	570
Payments on line of credit	-	(494,990)
Accounts payable & accrued expenses	(60,915)	(363,107)
Net cash provided by operating activities	1,140,914	(371,660)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of land, property and equipment	(12,045)	(5,722)
Net cash used in investing activities	(12,045)	(5,722)
CASH FLOWS FROM FINANCING ACTIVITIES		
Investments from/ (distributions to) shareholders	(513,070)	141,001
Net cash provided by financing activities	(513,070)	141,001
Net change in cash	615,799	(236,381)
Cash at beginning of period	137,844	374,225
Cash at end of period	$ 753,643	$ 137,844

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION

Interest expense	$ 89,409	$ 3,097

The accompanying notes are an integral part of these financial statements.

COMPUTER CONTACT SERVICES, INC.
TEMPSERV SEGMENT ACCOUNTING
STATEMENT OF STOCKHOLDERS' EQUITY
Nine Months Ended Sept 30, 2007 and Year Ended December 31, 2006

	Common Stock		Capital in Excess of	Accumulated
	Shares	Amount	Par Value	Adjustments
Balance December 31, 2005	800	$ 2,000	$ -	$ 931,977
Shareholder contributions	-	-	-	141,001
Net operating profit for the year Ended December 31, 2006	-	-	-	630,658
Balance December 31, 2006	800	$ 2,000	$ -	$ 1,703,636
Shareholder distributions	-	-	-	(513,070)
Net operating profit for the nine months ended September 30, 2007	-	-	-	698,451
Balance September 30, 2007	800	$ 2,000	$ -	$ 1,889,017

The accompanying notes are an integral part of these financial statements.

COMPUTER CONTACT SERVICES, INC.
TEMPSERV SEGMENT ACCOUNTING
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

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1. ORGANIZATION

The Company was incorporated under the laws of the state of California on December 18, 1981 with 800 common shares outstanding and is doing business as Tempserv.

Tempserv is located in Bakersfield, California, and provides temporary industrial, construction, and clerical staffing services nationwide. In addition to the more traditional functions of job placement, payroll and personnel administration, Tempserv provides screening, testing, counseling and supervision of its placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy: The company has not yet adopted a policy regarding payment of dividends.

Income Taxes: The Company, with the unanimous consent of its shareholders, has elected to have its income taxed under Subchapter S of the Internal Revenue Code and a similar section of the state income tax law. Under those provisions, the Company does not pay federal or state corporate income tax on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual income tax on their respective shares of the Company's taxable income or may include their respective shares of the Company's net operating loss in their individual income tax returns. Therefore, no provision or liability for income tax has been included in these financial statements.

Revenue Recognition: The major source of income is received in the form of services provided from staffing services. TempSERV service revenue is recognized as services are performed on an hourly or weekly basis, prices are fixed or determinable based on customer requisitions and collectability is reasonably assured. Contracts and relationships for providing employees can be cancelled by the contractor and can be cancelled at any time.

Advertising and Marketing Development: The company expenses advertising and market development costs as incurred.

Financial Instruments: The carrying amounts of financial instruments are considered by management to be their estimated fair values due to their short-term maturities.

Basic and Diluted Net Income (Loss) Per Share: Basic net income (loss) per share amounts are computed based on the weited average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

COMPUTER CONTACT SERVICES, INC.
TEMPSERV SEGMENT ACCOUNTING
NOTES TO FINANCIAL STATEMENTS (Continued)
September 30, 2007

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial and Concentrations Risk: The Company does not have any concentration or related financial credit risks except for cash and accounts receivable, however, the Company considers the accounts to be fully collectible at the recorded amounts, net of a reserve for bad debts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits, however the bank is considered of high quality. The Company has not experienced any losses in such accounts.

Estimates and Assumptions: Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Trade Accounts Receivable: Trade accounts receivables refer to amounts due for the performance of staffing services.

Allowance for doubtful accounts: We provide a reserve against our receivables for estimated losses that may result from our customers' inability to pay related to our staffing business. We determine the amount of the reserve by analyzing known uncollectible accounts, economic conditions and historical losses and our customers' creditworthiness. The likelihood of a material loss from this area is minimal due to our limited exposure to credit risk.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed on the accelerated methods over the estimated useful lives of the assets, which range from five to thirty nine years. A summary is included below.

Equipment	$ 64,254
Furniture & fixtures	38,667
Vehicles	150,087
Less accumulated depreciation	(200,541)
Net	52,467

Impairment of Long-Lived Assets: The Company reviews its major assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered impaired, then impairment will be recognized in an amount determined by the excess of the carrying amount of the asset over its fair value. There was no impairment of long-lived assets during the current interim periods presented.

Other Recent Accounting Pronouncements: The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officer-directors have acquired all of the outstanding common stock of the Company at September 30, 2007.

COMPUTER CONTACT SERVICES, INC.
TEMPSERV SEGMENT ACCOUNTING
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2007

4. DISPOSITION OF TEMPSERVE ASSETS.

The Company entered into an Asset Purchase Agreement with Parks! America, Inc. to sell selected assets of tempSERV, a division of CCS and the scope of this report and audit is limited to that business activity.

The disposition was completed on September 30, 2007. Assets acquired by the Company pursuant to the Agreement include: (i) certain fixed assets, equipment, fixtures, leasehold improvements located at tempSERV's office in Bakersfield, California; (ii) certain intellectual property of tempSERV; (iii) the goodwill of tempSERV.

The consideration for the assets sold by the Company was an aggregate of $1,162,500, consisting of $400,000 in cash, a promissory note in the principal amount of $562,500 shall be paid out of the cash flow of Park Staffing Services in 36 equal monthly installments, in the amount of $17,292.41 each, commencing on January 1, 2008, and continuing through December 1, 2010.

The purchase price was allocated as follows:

Furniture and fixtures	$ 100,000
Goodwill	621,000
Continuing contracts	391,500
Covenant not to compete	50,000
Total assets acquired	1,162,500
Total consideration paid consists of:	
Note receivable-Computer Contract Service Inc	(562,500)
Note receivable-EDLA LLC	(200,000)
Cash for purchase	(400,000)
Total Consideration	(1,162,500)